                    [Letterhead of Odyssey Re Holdings Corp.]




                                                              March 15, 2006


BY EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010

Attn:    Mr. Jim B. Rosenberg
         Senior Assistant Chief Accountant


RE:      ODYSSEY RE HOLDINGS CORP.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 ("2004 10-K") FILE NO. 1-16535


Dear Mr. Rosenberg:

         Odyssey Re Holdings Corp. ("OdysseyRe" or the "Company"), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated March 2, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission concerning the above-captioned filing, and hereby submits this response to the Comment Letter. OdysseyRe also makes reference to its prior response letter dated February 8, 2006 (the "February 8, 2006 Response Letter"), and to the Staff's original comment letter dated December 23, 2005 (the "Original Comment Letter"). For ease of reference, the text of the comments in the Comment Letter is included in this response letter in bold-faced type, followed by OdysseyRe's responses. Where additional disclosure is provided below, the Company intends to include such revised disclosure with respect to financial periods covered by its Form 10-K and Form 10-Q, as applicable, beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K").

         Please also note that, as a result of the Company's previously announced restatement of its financial statements as of and for the years ended December 31, 2000 through 2004, certain of the dollar figures relating to such periods that are set forth in the Company's responses and disclosures below and in the February 8, 2006 Response Letter will be affected, and will be changed accordingly when incorporated into the Company's restated financial statements in the

Company's 2005 10-K, which is due to be filed on or before March 16, 2005. The restatement will be finalized in conjunction with the Company's filing of its audited 2005 financial statements.

                           RESPONSES TO STAFF COMMENTS

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES AND EXPENSES, PAGE 45-47

1. PLEASE REFER TO PRIOR COMMENT ONE. WE NOTE THAT YOUR PROPOSED NEW DISCLOSURE PROVIDES ONLY A GENERAL LIST OF THE FACTORS THAT YOU CONSIDER IN ESTIMATING THE LOSS AND LAE RESERVES AND QUANTIFIES ONLY THE TOTAL IMPACT FROM CHANGES IN PRIOR YEAR RESERVE ESTIMATES. IT DOES NOT PROVIDE AN ANALYSIS OF THE UNCERTAINTIES INVOLVED IN RESERVE ESTIMATION AT A GIVEN POINT IN TIME AND THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT OVER TIME. THIS DISCLOSURE SEEMS PARTICULARLY IMPORTANT GIVEN THE MAGNITUDE OF RECENT CHANGES IN YOUR PRIOR YEAR RESERVE ESTIMATES. PLEASE PROVIDE THIS ANALYSIS IN DISCLOSURE TYPE FORMAT. THIS ANALYSIS SHOULD EXPLAIN THE SPECIFIC FACTORS THAT CAUSE SUCH CHANGES IN YOUR HISTORICAL LOSS RESERVE ESTIMATES, QUANTIFY THE SENSITIVITY OF YOUR RESERVE ESTIMATES TO CHANGES IN KEY ASSUMPTIONS RELATED TO THESE FACTORS AND DESCRIBE THE EXPECTED LIKELIHOOD OF MATERIAL CHANGES IN THE FUTURE.

         Response: The Company notes the Staff's comments and intends to supplement the previously proposed disclosure as set forth below. In addition, please note the proposed disclosure set forth in response to comments two through four, which also addresses issues relating to the estimating of reserves. The estimation of reserves is influenced by the frequency and severity of claims, individually or in the aggregate. There are many different factors that influence the frequency or severity of claims, such as the nature of the coverage, the geographic region of the insured, relevant case law, the prices of labor and materials in settling property-oriented claims, and damages to third parties. Due to the diversity of the Company's business and differences in factors that can influence coverage under our contracts, the Company does not have the ability to highlight individual variables and apply them across our portfolio. We have, however, quantified the impact of higher frequency or severity generally on our loss reserves and have added this disclosure.

         Disclosure:

RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

    Our loss and loss adjustment expense reserves, for both reported and unreported claims obligations, are maintained to cover the estimated ultimate liability for all of the Company's insurance and reinsurance obligations. Losses and loss adjustment reserves are categorized in one of three ways: (i) case reserves, which represent unpaid losses and loss adjustment expenses as reported by cedants to us, (ii) additional case reserves ("ACRs"), which are reserves we establish in excess of the case reserves reported by the cedant on individual claim events, and (iii) incurred but not reported reserves ("IBNR"), which are reserves for losses and loss adjustment expense that have been incurred, but not yet reported to us, as well as additional amounts relating to losses already reported that are in excess of case and ACR reserves. Incurred but not reported reserves are estimates based on all information currently available to us and are reevaluated quarterly, utilizing the most recent information supplied from our cedants.

    Estimates of reserves for unpaid losses and loss adjustment expenses are contingent upon legislative, regulatory, social, economic and legal events and trends that may or may not occur or develop in the future, thereby affecting assumptions of claims frequency and severity. Examples of emerging claim and coverage issues and trends in recent years that could affect reserve estimates include: (i) developments in tort liability law; (ii) legislative attempts at asbestos liability reform; (iii) uncertainties regarding the future scope of the Terrorism Risk Insurance Act of 2001; (iv) an increase in shareholder derivative suits against corporations and their officers and directors; and (v) increasing governmental focus on, and involvement in, the insurance and reinsurance industry generally. The eventual outcome of these events and trends may be different from the assumptions underlying our loss reserve estimates. In the event that loss trends diverge from expected trends during the period, we adjust our reserves to reflect the additional losses indicated by revised expected loss trends. On a quarterly basis, we compare actual emergence of the total value of newly reported claims to the total value of claims expected to be reported during the period and the cumulative value since the date of our last reserve review. Variation in actual loss emergence from expectations may result in a change in our estimate of loss and loss adjustment expense reserves. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects to our financial results. Changes in expected claim payment rates, which represent one component of loss and loss adjustment expense emergence, may impact our liquidity and capital resources, as discussed below in "Liquidity and Capital Resources."

    For calendar years 2003 through 2004, the Company experienced claim frequency and severity greater than expectations that were established based on a review of the prior years' loss trends, particularly for accident years 1997 through 2000. General liability and excess workers' compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time, which resulted in price competition and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Similarly, directors' and officers' professional liability lines were impacted by the increase in frequency and severity of claims resulting from an increase in shareholder lawsuits against corporations and their officers and directors, corporate bankruptcies and other financial and management improprieties in the late 1990s through the early 2000s.

    Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. Actual results exceeded our estimates of loss in 2004 and 2003 by 7.7% and 6.3%, respectively. Any future impact to income of changes in losses and loss adjustment expenses estimates may vary considerably from historical experience. Every 1% point difference in actual results compared to our reserves will impact pre-tax income by approximately $31.4 million. Our estimates of ultimate loss exposures are based upon the best information we have available at any given point in time, and our assumptions based upon that information.

    If an unfavorable change were to occur for the following assumptions, the approximate pre-tax decrease in net income would be as follows (dollars in millions):


A)  Frequency and Severity of Outstanding Claim Reserves:


                  Percent
            unfavorable change:           Pre-tax impact

                   2.50%                      $ 84.0
                   5.00%                       168.0
                   7.50%                       235.2

B)  Calendar Year 2004 Loss and Loss Adjustment Expense Incurred:


                Percent
          unfavorable change:             Pre-tax impact

                 2.50%                         $ 40.7
                 5.00%                           81.5
                 7.50%                          122.2


2. PLEASE REFER TO PRIOR COMMENT TWO. YOUR PROPOSED NEW DISCLOSURE OMITS THE FOLLOWING INFORMATION.

          o A DESCRIPTION OF THE SPECIFIC ACTUARIAL METHODS AND ASSUMPTIONS USED TO COMPUTE YOUR CASE RESERVES

          o    THE NATURE OF VARIATIONS IN CEDING COMPANY RESERVE METHODS

          o A DESCRIPTION OF THE SPECIFIC ASSUMPTIONS USED TO ESTIMATE YOUR IBNR RESERVE

          o A DESCRIPTION AND QUANTIFICATION OF SPECIFIC ADJUSTMENTS MADE TO YOUR IBNR ESTIMATE THAT RESULTED FROM QUALITATIVE ASSESSMENTS OF EMERGING TRENDS

          o A QUANTIFICATION OF THE SENSITIVITY OF YOUR MOST RECENT RESERVE ESTIMATES TO CHANGES IN KEY ASSUMPTIONS

          o SPECIFIC ANALYSIS AND QUANTIFICATION OF THE EXPECTED IMPACT OF KNOWN TRENDS ON FUTURE OPERATIONS AND FINANCIAL CONDITION

          PLEASE PROVIDE THIS INFORMATION BY LINE OF BUSINESS FOR EACH PERIOD PRESENTED IN DISCLOSURE-TYPE FORMAT.

    Response: In response to the above comments, the Company intends to supplement the previously proposed disclosure as set forth below, with certain disclosures repeated for convenience. Please note that the Company manages its business and evaluates its loss reserves by operating segment, not by line of business, and therefore the Company presents its loss reserving information by operating segment.

    Disclosure: Our estimate of ultimate loss is determined based on a review of the results of several commonly accepted actuarial projection methodologies incorporating the quantitative and qualitative information described above. The specific methodologies we utilize in our loss reserve review process include, but may not be limited to (i) incurred and paid loss development methods,

(ii) incurred and paid Bornhuetter Ferguson (BF) methods and (iii) loss ratio methods. Generally, we rely on BF and loss ratio methods for estimating ultimate loss liabilities for more recent treaty years. These methodologies, at least in part, apply a loss ratio, determined from aggregated analyses of pricing trends across business that shares similar characteristics, generally referred to as a "reserve cell," to premium earned on that business. Adjustments to premium estimates generate appropriate adjustments to ultimate loss estimates in the quarter in which they occur using the BF and loss ratio methods. To estimate losses for more mature treaty years, we generally rely on the incurred loss development methodology, which does not rely on premium estimates. In addition, we use other methods to estimate liabilities for specific types of claims. For property catastrophe losses, we may utilize vendor catastrophe models to estimate ultimate loss soon after a loss occurs, where loss information is not yet reported to us from cedants. The provision for asbestos loss liabilities is established based on an annual review of Company and external trends in reported loss and claim payments.

     We rely on initial and subsequent claims reports received from ceding companies to establish our estimate of losses and loss adjustment expenses. The types of information that we receive from ceding companies generally vary by the type of contract. Proportional, or quota share, contracts are typically reported on a quarterly basis, providing premium and loss activity as estimated by the ceding company. Reporting for excess of loss and facultative contracts includes detailed individual claim information, including a description of the loss, confirmation of liability by the cedant and the cedant's current estimate of the ultimate liability under the claim.

     The reserve methodologies employed by the Company are dependent on the nature and quality of the data that the Company collects from ceding companies. This data primarily consists of loss amounts reported by the ceding companies, loss payments made by the ceding companies, and premiums written and earned reported by the ceding companies or estimated by the Company. For many classes of business, the actuarial methods used by the Company to project its liabilities recorded presently but that will be paid in the future (future liabilities) generally do not include methodologies that are dependent on claim counts reported, claim counts settled or claim counts open because, due to the nature of the Company's business, this information is not routinely provided by the ceding companies for every treaty. Consequently, actuarial methods relying on this information generally cannot be relied on by the Company for much of its loss reserve estimation process.

    Underwriting and claim information provided by our ceding companies is aggregated by the year in which each treaty is written into reserve cells by geographic region and type of business to facilitate analysis. These reserve cell groupings of business are reviewed annually and change over time as our business mix changes. We supplement this information with claims and underwriting audits of specific contracts, internally developed pricing and loss trend data, and loss trend data developed from industry sources This information is used to develop point estimates of carried reserves for each business segment. These individual point estimates, when aggregated, represent the total carried losses and loss adjustment reserve carried in our consolidated financial statements. Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. The actuarial techniques for projecting loss and loss adjustment expense reserves by reserve cell rely on historical paid and case reserve loss emergence patterns and insurance and reinsurance pricing trends to establish the claims emergence of future periods with respect to all reported and unreported insured events that have occurred on or before the balance sheet date. The process relies upon the assumption that past experience, supplemented by qualitative judgment where quantitative methods provide incomplete results, is an appropriate basis for predicting future events. The estimation of loss reserves is a complex process, especially in view of changes in the legal, social and economic environment which impact the development of loss reserves. Qualitative reassessments by management may be required where emerging trends and issues in claims frequency and severity and litigation, and in the social, economic, legislative and regulatory environments cannot be fully addressed or contemplated by past experience trends. Examples of events that could require qualitative reassessments of loss estimates by management would include shifts in laws, such as asbestos litigation reform, or developments involving the Terrorism Risk Insurance Act of 2002 that could affect claims related to future terrorism-related losses. Our best reasoned judgment on the impact of these types of trends and events will necessarily be based upon our evaluation of the historical effects of events of similar scope or magnitude that have occurred in the past.

     The most significant assumptions underlying our December 31, 2004 estimate of losses and loss adjustment reserves are: (i) that the information developed from internal and external sources can be used to develop reasonable estimates of loss experience for our business; (ii) that historical loss emergence trends are indicative of future loss development trends; and (iii) that no provision is made for extraordinary future emergence of new classes of losses or types of losses not sufficiently represented in our historical data base or that are not yet quantifiable.

     Historically, our actual results have varied considerably in certain instances from our estimates of losses and loss adjustment expenses because historical loss emergence trends have not been indicative of future emergence for certain segments of our business. For example, during 2004 and 2003, actual emergence of reported losses exceeded our expectations for United States casualty business written in the late 1990s to early 2000s, which resulted in a reassessment of our expected loss emergence patterns for these years and resulted in an increase in the estimate of the ultimate amount required to settle claims on this business. General liability and excess workers' compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time, which resulted in price competition and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Professional liability lines of business were impacted by the increase in frequency and severity of claims relating to bankruptcies and other financial and corporate management improprieties in the late 1990s through the early 2000s. For calendar years 2004 and 2003, the impact of all segment changes in losses and loss adjustment expenses estimates reduced our pre-tax income by $181.2 million and $116.9 million, respectively.

     Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. Actual results exceeded our estimates of loss in 2004 and 2003 by 7.7% and 6.3%, respectively. Any future impact to income of changes in losses and loss adjustment expenses estimates may vary considerably from historical experience. Every 1% point difference in actual results compared to our reserves will impact pre-tax income by approximately $31.4 million. Our estimates of ultimate loss exposures are based upon the best information we have available at any given point in time, and our assumptions based upon that information. Our estimates of ultimate loss exposures are based upon the best information we have available at any given point in time, and our assumptions based upon that information.

    If an unfavorable change were to occur for the following assumptions, the approximate pre-tax decrease in net income would be as follows (dollars in millions):


A)   Frequency and Severity of Outstanding Claim Reserves:


                 Percent
            unfavorable change:           Pre-tax impact
                   2.50%                      $ 84.0
                   5.00%                       168.0
                   7.50%                       235.2

B)   Calendar Year 2004 Loss and Loss Adjustment Expense Incurred:


                Percent
          unfavorable change:             Pre-tax impact

                 2.50%                         $ 40.7
                 5.00%                           81.5
                 7.50%                          122.2


    The following table provides detail on loss development, by division, for the calendar years 2004 and 2003 (in millions):

                                                                   2004              2003
                                                               -----------       -----------
Americas.............................................          $     176.0       $      81.9
EuroAsia.............................................                  6.6              11.0
London Market........................................                 (0.2)             22.6
U.S. Insurance.......................................                 (1.2)              1.4
                                                               -----------       -----------
  Total..............................................          $     181.2       $     116.9

     The Americas division reported net adverse loss development for prior accident years of $176.0 million and $81.9 million for calendar years 2004 and 2003, respectively. These increases were principally related to increased loss estimates for United States casualty business written in the period 1997 through 2001. Partially offsetting this increase was a decline in loss estimates for United States casualty business written in 2003. Based on the review of cedant reported losses received during 2004 and 2003, we revised our loss development assumptions and expected loss ratio assumptions we use in performing our actuarial analysis, which generated a substantial increase in ultimate losses on United States casualty business written in the period 1997 through 2001, partially offset by a decline in U.S. casualty ultimate losses in more recent years. The specific lines of business generating most of the increase include general casualty, professional liability and excess workers' compensation.

     The EuroAsia division reported net unfavorable loss development for calendar years 2004 and 2003 of $6.6 million and $11.0 million, respectively. The increase in prior period loss estimates during calendar years 2004 and 2003 are principally related to greater than expected loss emergence on bond and facultative exposures, respectively.

    The London Market division reported net favorable loss development for prior accident years of $0.2 million for calendar year 2004, and net adverse loss development of $22.6 million for calendar year 2003. The increase in prior year loss estimates during calendar year 2003 is due to greater than expected loss emergence on U.S. casualty business written in the late 1990s through early 2000s. The London Market division discontinued the underwriting units that concentrated on writing U.S. casualty business by 2002.

    The U.S. Insurance division reported net favorable loss development for prior accident years of $1.2 million for calendar year 2004, and net adverse development for the 2003 calendar year of $1.4 million.

    The following table sets forth our liabilities for unpaid losses and loss adjustment expenses for the years ended December 31, 2004 and 2003 (in thousands):

                                                                                           2004             2003
                                                                                         ----------     ----------
Gross unpaid losses and loss adjustment expenses, beginning of year ................     $3,400,277     $2,871,552
Less ceded unpaid losses and loss adjustment expenses, beginning of year ...........      1,058,623      1,026,979
                                                                                         ----------     ----------
Net unpaid losses and loss adjustment expenses, beginning of year ..................      2,341,654      1,844,573
                                                                                         ----------     ----------

Acquisition and disposition of net unpaid losses and loss adjustment expenses ......         77,074             --
                                                                                         ----------     ----------

Losses and loss adjustment expenses incurred related to:
  Current year .....................................................................      1,448,360      1,208,854
  Prior years ......................................................................        181,204        116,911
                                                                                         ----------     ----------
Total losses and loss adjustment expenses incurred .................................      1,629,564      1,325,765
                                                                                         ----------     ----------

Paid losses and loss adjustment expenses related to:
  Current year .....................................................................        304,892        241,590
  Prior years ......................................................................        632,373        601,777
                                                                                         ----------     ----------
Total paid losses and loss adjustment expenses .....................................        937,265        843,367
                                                                                         ----------     ----------

Effects of exchange rate changes ...................................................         24,912         14,683
                                                                                         ----------     ----------

Net unpaid losses and loss adjustment expenses, end of year ........................      3,135,939      2,341,654
Add: ceded unpaid losses and loss adjustment expenses, end of year .................      1,092,082      1,058,623
                                                                                         ----------     ----------
Gross unpaid losses and loss adjustment expenses, end of year ......................     $4,228,021     $3,400,277
                                                                                         ==========     ==========




3. PLEASE REFER TO PRIOR COMMENT THREE. WE NOTE THAT YOUR PROPOSED NEW DISCLOSURE DOES NOT PROVIDE THE SPECIFIC INFORMATION THAT WE REQUESTED AND REISSUE OUR ORIGINAL COMMENT. ALSO, YOUR RESPONSE APPEARS TO INDICATE THAT THE SIGNIFICANT INCREASES IN PRIOR YEAR RESERVE ESTIMATES WERE NOT ANTICIPATED BECAUSE YOU LACK SPECIFIC INFORMATION ON OUTSTANDING CLAIMS AND AVERAGE SETTLEMENT AMOUNTS. HOWEVER, IN RESPONDING TO COMMENT FOUR, YOU STATE THAT CEDANT TIME LAGS AND BACK LOGS DO NOT MATERIALLY AFFECT YOUR LOSS RESERVE ESTIMATES AND THAT YOU UTILIZE INTERNALLY DEVELOPED ANALYSES OF

         HISTORICAL LOSS INFORMATION REPORTED BY CEDANTS TO VALIDATE YOUR RESERVES. PLEASE EXPLAIN THESE APPARENT INCONSISTENCIES.

     Response: In response to the Staff's original comments regarding key assumptions made to estimate reserves, and the nature and timing of changes in estimates, please see the proposed disclosures in response to comments one and two, above. In addition, the Company intends to supplement the previously proposed disclosure, which includes expanded disclosure on our asbestos and environmental liabilities, as shown below. The apparent inconsistency noted by the Staff is explained by the fact that the information reported by cedants is expected to reflect information they know from their ultimate insureds. In some instances there is a time delay, however, when the cedants learn of the claims from their insureds, which could take several years beyond the expiration of coverage. Therefore, the comment that cedant time lags do not materially affect our estimates does not consider the time lag of the cedant in receiving information from its insureds.

     The reserve methodologies employed by the Company are dependent on the nature and quality of the data that the Company collects from ceding companies. This data primarily consists of loss amounts reported by the ceding companies, loss payments made by the ceding companies, and premiums written and earned reported by the ceding companies or estimated by the Company. For many classes of business, the actuarial methods used by the Company to project its liabilities recorded presently but that will be paid in the future (future liabilities) generally do not include methodologies that are dependent on claim counts reported, claim counts settled or claim counts open because, due to the nature of the Company's business, this information is not routinely provided by the ceding companies for every treaty. Consequently, actuarial methods relying on this information generally cannot be relied on by the Company for much of its loss reserve estimation process.

     Disclosure: Based on an assessment of the circumstances supporting a particular claim, we may choose to establish additional case reserves over the amount reported by the ceding company. Aggregate case reserves established in addition to reserves recommended by the ceding company were $26.4 million and $30.2 million as of December 31, 2004 and 2003, respectively. Due to potential differences in ceding company reserving and reporting practices, we perform periodic audits of our ceding companies to ensure the underwriting and claims procedures of the cedant are consistent with representations made by the cedant during the underwriting process and meet the terms of the reinsurance contract. Our estimates of ultimate loss liabilities make appropriate adjustment for inconsistencies uncovered in this audit process. We also monitor our internal processes to ensure that information received from ceding companies is processed in a timely manner.

     The following table summarizes, by type of reserve, the unpaid losses and loss adjustment expenses as of December 31, 2004. Case reserves represent unpaid claim reports provided by cedants to us plus additional reserves determined by us. IBNR is the estimate of unreported loss liabilities established by the Company.

                             AS OF DECEMBER 31, 2004
                   ------------------------------------------------
(in millions)          CASE              IBNR             TOTAL
                     RESERVES          RESERVES         RESERVES
                   ------------      ------------      ------------
Americas
   Gross           $    1,650.8      $    1,079.7      $    2,730.5
   Ceded                 (522.5)           (229.9)           (752.4)
                   ------------      ------------      ------------
   Net                  1,128.3             849.8           1,978.1

EuroAsia
   Gross           $      177.4      $      198.0      $      375.4
   Ceded                   (4.5)             (1.7)             (6.2)
                   ------------      ------------      ------------
   Net                    172.9             196.3             369.2

London Market
   Gross           $      239.5      $      538.5      $      778.0
   Ceded                  (56.1)           (132.8)           (188.9)
                   ------------      ------------      ------------
   Net                    183.4             405.7             589.1

U.S. Insurance
   Gross           $       86.2      $      257.9      $      344.1
   Ceded                  (39.2)           (105.4)           (144.6)
                   ------------      ------------      ------------
   Net                     47.0             152.5             199.5

Total
   Gross           $    2,153.9      $    2,074.1      $    4,228.0
   Ceded                 (622.3)           (469.8)         (1,092.1)
                   ------------      ------------      ------------
   Net                  1,531.6           1,604.3           3,135.9


     Note: Following are expected supplemental disclosures in response to comment three, regarding asbestos and environmental exposures in particular:

     We believe that these uncertainties and factors make projections of these exposures, particularly asbestos, subject to less predictability relative to non-environmental and non-asbestos exposures. Current estimates, as of December 31, 2004, of our asbestos and environmental losses and loss adjustment expenses, net of reinsurance, are $50.7 million and $10.9 million, respectively. See Note 9 to the Consolidated Financial Statements for additional historical information on losses and loss adjustment expense reserves for these exposures.

     The following table provides the historical gross and net asbestos and environmental details for the years ending December 31, 2004 and 2003 (dollar values in millions).


ASBESTOS                                2004             2003
                                     -----------     -----------
Gross losses and LAE incurred ....   $      54.2     $      46.8
                                     -----------     -----------
Net losses and LAE incurred ......   $      21.2              --
                                     -----------     -----------


ENVIRONMENTAL                          2004              2003
                                    -----------       -----------
Gross losses and LAE incurred ....  $       2.8       $      (3.3)
                                    -----------       -----------
Net losses and LAE incurred ......  $     (21.2)               --
                                    -----------       -----------


     At December, 31, 2004, there were 1,504 open asbestos claims with an aggregate case reserve of $191.8 million. The largest 10 reported claims in 2004 account for 18.3% of gross case reserves, with an average reserve of $3.5 million. Based on an aggregation of claims by insured, our 10 largest insured involvements account for 49.6% of our gross case reserves at year end 2004.

     At December, 31, 2004, there were 1,440 open environmental claims with an aggregate case reserve of $26.5 million. The largest 10 reported claims in 2004 account for 19.6% of gross case reserves, with an average reserve of $0.5 million. Based on an aggregation of claims by insured, our 10 largest insured involvements account for 39.6% of our gross case reserve at year end 2004.

     The following table sets forth our segmentation of liabilities by size of claim and insured involvement for the years ended December 31, 2004 and 2003 (dollar values in thousands):

                                                AS OF DECEMBER 31, 2004
                              ------------------------------------------------------------
                                                                 % OF
                                               AGGREGATE         TOTAL          AVERAGE
                                                 CASE            CASE             CASE
                                 COUNT         RESERVES         RESERVES        RESERVES
                              -----------     -----------     -----------      -----------
ASBESTOS

By Claim
   Largest 10 open claims              10     $  35,454.5            18.5%     $   3,545.4
   All other claims                 1,472       156,369.5            81.5%           106.2
                              -----------     -----------     -----------      -----------
   Total                            1,482     $ 191,824.0           100.0%     $     129.4

By Insured
  Largest 10 insureds on
  open claims                          10     $  96,304.5            50.2%     $   9,630.4
  All other insureds                  294        95,519.5            49.8%           324.9
                              -----------     -----------     -----------      -----------
  Total                               304     $ 191,824.0           100.0%     $     631.0


ENVIRONMENTAL

By Claim
   Largest 10 open claims              10     $   5,832.4            22.0%     $     583.2
   All other claims                 1,421        20,696.6            78.0%            14.6
                              -----------     -----------     -----------      -----------
   Total                            1,431     $  26,529.0           100.0%     $      18.5

By Insured
  Largest 10 insureds on
  open claims                          10     $  11,757.6            44.3%     $   1,175.8
  All other insureds                  601        14,771.4            55.7%            24.6
                              -----------     -----------     -----------      -----------
  Total                               611     $  26,529.0           100.0%     $      43.4

     In the event that loss trends diverge from expected trends determined in our periodic reserve reviews, we may have to adjust our reserves for asbestos and environmental exposures accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects on our financial results. As with other segments, due to the uncertainty involving estimates of ultimate asbestos and environmental exposures, we do not attempt to produce a range around our best estimate of loss.


4. PLEASE REFER TO PRIOR COMMENT FOUR. DATA FROM CEDING COMPANIES APPEARS TO HAVE A SIGNIFICANT IMPACT ON YOUR FINANCIAL STATEMENTS BECAUSE IT IS USED AS A PRIMARY BASIS FOR ESTIMATING PREMIUMS, LOSSES INCURRED AND LOSSES AND LAE RESERVES. PLEASE QUANTIFY THE HISTORICAL AND EXPECTED IMPACT OF VARIATIONS FROM THESE ESTIMATES ON YOUR OPERATING RESULTS AND FINANCIAL POSITION. YOU STATE THAT CEDANT TIME LAGS AND BACK LOGS DO NOT MATERIALLY AFFECT YOUR LOSS RESERVE ESTIMATES. HOWEVER, IN RESPONDING TO COMMENT 1, YOU STATE THAT PREMIUMS EARNED ARE USED TO MEASURE YOUR EXPOSURE TO CLAIMS AND THAT REPORTING PATTERNS OF CEDANTS MAY CAUSE ACTUAL PREMIUMS TO VARY BY UP TO 15% OF ESTIMATED PREMIUMS OVER THE LIFE OF THE CONTRACT. ALSO, YOU STATE THAT THE RISKS OF MATERIAL CHANGES IN ESTIMATES ARE MITIGATED BECAUSE NO INDIVIDUAL CEDING COMPANY REPRESENTS MORE THAN 4% OF TOTAL GROSS PREMIUMS. HOWEVER, IN 2004 YOU INCREASED YOUR ESTIMATE OF PRIOR YEAR RESERVES BY $181 MILLION. PLEASE EXPLAIN THESE APPARENT INCONSISTENCIES.

     Response: The comment is noted and the intended disclosure has been substantially revised and supplemented, as set forth in the previous responses and as set forth below. The apparent inconsistency noted by the Staff is explained by the timing of premium information and loss notices used in the reserving process. Premium information from ceding companies is an important attribute in determining loss reserves, particularly when the business is first written, as it is used in the Bornhuetter-Ferguson and loss ratio methods in establishing loss reserves when the business is first written. After the business has been fully earned and the associated premiums written have been established based on actual reports from ceding companies, we continually reevaluate the loss and LAE expenses initially recorded based on claims notices under the contract, or on broader trends we are seeing in our business. This will occur over many years following the period in which the premiums were earned, depending on the nature of the coverage. As discussed below, the incurred loss development methodology, which does not rely on premium estimates, is generally relied upon to estimate ultimate loss for more mature treaty years. This increase in prior year reserves of $181 million that was recognized in 2004 was primarily attributable to business written prior to 2001, based on the continued emergence of losses for those prior periods.

     Disclosure: Additional case reserves established in addition to reserves recommended by the ceding company were $26.4 million and $30.2 million as of December 31, 2004 and 2003, respectively. Due to potential differences in ceding company reserving and reporting practices, we perform periodic audits of our ceding companies to ensure the underwriting and claims procedures of the cedant are consistent with representations made by the cedant during the underwriting process and meet the terms of the reinsurance contract. Our estimates of ultimate loss liabilities make appropriate adjustment for inconsistencies which may result from this audit process. We also monitor our internal processes to ensure that information received from ceding companies is processed in a timely manner.

     Generally, we rely on Bornhuetter Ferguson (BF) and loss ratio methods for estimating ultimate loss liabilities for more recent treaty years. These methodologies, at least in part, apply a loss ratio, determined from analyses of pricing trends for each class of business which is aggregated, to the associated premium earned. Adjustments to premium estimates result in a corresponding adjustment to ultimate loss estimates in the quarter they occur using the BF and loss ratio methods. The incurred loss development methodology, which does not rely on premium estimates, is generally relied on to estimate ultimate loss for more mature treaty years.

     Management must make judgments about the ultimate premiums written and earned by the Company. Reported premiums written and earned are based upon reports received from ceding companies, supplemented by the Company's internal estimates of premiums written for which ceding company reports have not been received. The Company establishes its own estimates based on discussions and correspondence with its ceding companies and brokers during the contract negotiation process and over the contract risk period. The determination of premium estimates requires a review of the Company's experience with the ceding companies, familiarity with each market, an analysis and understanding of the characteristics of each line of business and the ability to project the impact of current economic indicators on the volume of business written and ceding by the Company's cedants. Premium estimates are updated when new information is received. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.

RESULTS OF OPERATIONS, PAGE 47

5. PLEASE REFER TO PRIOR COMMENT FIVE. YOU EXPLAIN CHANGES IN LOSS AND LOSS ADJUSTMENT EXPENSES ON A NET BASIS WITHOUT DISCUSSING AND QUANTIFYING THE UNDERLYING FACTORS CAUSING THESE CHANGES. FOR EXAMPLE, YOU DO NOT DISCUSS OR QUANTIFY THE IMPACT OF CHANGES IN YOUR RETROCESSIONAL PROGRAMS OVER THE PERIODS PRESENTED. PLEASE SEPARATELY EXPLAIN AND QUANTIFY THE IMPACT OF CHANGES IN YOUR ASSUMED REINSURANCE (I.E. CHANGES IN LOSS AND LOSS ADJUSTMENT EXPENSES ON A GROSS BASIS) AND THE IMPACT OF YOUR RETROCESSIONAL PROGRAMS ON LOSS AND LOSS ADJUSTMENT EXPENSES FOR EACH PERIOD PRESENTED SO THAT INVESTORS CAN BETTER UNDERSTAND YOUR RESULTS OF OPERATIONS. PROVIDE THE FOLLOWING ADDITIONAL INFORMATION IN DISCLOSURE-TYPE FORMAT.

         o    DESCRIBE THE FINANCIAL OBJECTIVES OF YOUR RETROCESSIONAL PROGRAM.

         o DISCUSS AND QUANTIFY HOW THESE RETROCESSIONAL PROGRAMS HAVE BEEN STRUCTURED TO ACHIEVE YOUR FINANCIAL OBJECTIVES AND REDUCE THE RISKS ASSUMED IN YOUR REINSURANCE BUSINESSES.

         o DISCUSS AND QUANTIFY THE PRIMARY CHANGES IN THE TERMS OF YOUR RETROCESSIONAL ARRANGEMENTS THAT HAVE AFFECTED LOSS AND LOSS ADJUSTMENT EXPENSES FOR EACH PERIOD PRESENTED AND THE EXPECTED IMPACT OF CORRESPONDING CHANGES ON FUTURE PERIODS.

     Response: In response to the above comments, the Company intends to supplement the previously proposed disclosure to include a discussion of ceded losses, as set forth below. Please also see the proposed disclosures set forth in response to comment six, below.

     Disclosure: We purchase reinsurance to increase our aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit our exposure with respect to multiple claims arising from a single occurrence. We are subject to accumulation risk with respect to catastrophic events involving multiple contracts. To protect against this risk, we purchase catastrophe excess of loss reinsurance protection. The retention, the level of capacity purchased, the geographical scope of the coverage and the costs vary from year to year. The maximum recovery from a major United States catastrophic event in 2004 was $70 million. Specific reinsurance protections are also placed to protect selected portions of our business outside of the United States.

     When we enter into retrocessional agreements, we cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to the reinsurance. Although the reinsurer is liable to us for the reinsurance ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligation at some later date.

     Losses and LAE for the year ended December 31, 2004 increased by $303.8 million, or 22.9%, to $1.6 billion, from $1.3 billion for the year ended December 31, 2003, reflecting higher gross losses and LAE, offset by lower ceded losses and LAE (dollar values in millions):

                                12 MONTHS ENDED DECEMBER 31,                CHANGE
                               -----------------------------     ------------------------------
                                  2004             2003               $                  %
                               ------------     ------------     ------------      ------------
Gross losses and LAE           $    1,961.3     $    1,752.9     $      208.4              11.9%
Less: Ceded losses and LAE            331.7            427.1            (95.4)            (22.3)%
                               ------------     ------------     ------------      ------------
Net losses and LAE             $    1,629.6     $    1,325.8     $      303.8              22.9%

     Ceded losses and LAE for the year ended December 31, 2004 decreased by $95.4 million, or 22.3%, to $331.8 million, from $427.2 million for the year ended December 31, 2003. The decrease in ceded incurred losses and LAE relates to decreases in cessions to our Whole Account Excess of Loss Agreements of $95.3 million, decreases in Latin America facultative cessions, as well as reductions in the cessions of our Newline Syndicate. These reductions were partially offset by increased cessions in our catastrophe program, primarily associated with the 2004 Florida Hurricanes, and an increase in the U.S. Insurance division's cessions due to increases in the gross premium volume. As of December 31, 2004, the 1994, 2000 and 2001 Whole Account Excess of Loss Agreements have remaining aggregate limits of $61.1 million, $3.3 million and $101.8 million, respectively.


6. PLEASE REFER TO PRIOR COMMENT FIVE. YOUR PROPOSED NEW DISCLOSURE DOES NOT EXPLAIN WHY LOSSES CEDED UNDER YOUR WHOLE ACCOUNT STOP LOSS RETROCESSIONAL ARRANGEMENTS

     DECREASED FROM $100 MILLION IN 2003 TO $5 MILLION IN 2004. PLEASE DESCRIBE THE CONTRACTUAL TERMS IN YOUR REINSURANCE TREATIES THAT RESTRICT YOUR ABILITY TO CEDE LOSSES FOR EACH PERIOD PRESENTED, INCLUDING REMAINING COVERAGE LIMITS AT DECEMBER 31, 2004 BY RISK TYPE, GEOGRAPHIC LOCATION AND TIME PERIOD. QUANTIFY THE IMPACT OF THESE CONTRACTUAL RESTRICTIONS ON OPERATING RESULTS FOR EACH PERIOD PRESENTED AND ON YOUR ABILITY TO REINSURE LOSS EXPERIENCE EXPECTED TO EMERGE IN FUTURE PERIODS. PROVIDE THIS INFORMATION IN DISCLOSURE TYPE FORMAT.

     Response: In response to the above comments, the Company intends to supplement the previously proposed disclosure as follows, which includes the response to comment ten.

       Disclosure: The decline in losses ceded to our Whole Account Excess of Loss Agreements for the year ended December 31, 2004 compared to 2003 is due to a lower level of losses that are attributable to business written in prior periods. The most significant change resulted from a lower level of losses ceded during 2004 to the 2000 and 2001 agreements. The following table shows the amount of loss and loss adjustment expense attributable to each coverage period ceded to the Whole Account Excess of Loss Agreements for the years ended December 31, 2004 and 2003 (dollars in millions):

      Coverage period            2004             2003            Change
-------------------------     -----------      -----------      -----------
        Prior years           $       2.9      $      (4.5)     $       7.4
   2000 Underwriting Year            (0.9)            39.0            (39.9)
   2001 Underwriting Year             3.1             65.9            (62.8)
                              -----------      -----------      -----------
Total                         $       5.1      $     100.4      $     (95.3)
                              ===========      ===========      ===========


     The Whole Account Excess of Loss Agreements are broad in coverage, and include property and casualty insurance and reinsurance business written on a worldwide basis, as applicable. Classes of business excluded from coverage primarily include non-traditional business. The losses that may be ceded to an applicable coverage period are limited to business written, in the case of underwriting year agreements, or business earned, in the case of accident year agreements, during a specified period of time. We have the ability to cede losses to these agreements in any future period, to the extent there is remaining coverage, even in cases where the losses emerge in periods long after the period when the business was written. We have the ability to cede losses to multiple agreements in a calendar period, to the extent that the losses pertain to coverage periods with remaining limits. The maximum coverage available under the Whole Account Excess of Loss Agreements is based on a proportion of net premiums earned during each of the coverage periods, subject to a predetermined aggregate limit. The aggregate limit can only be utilized to the extent that there is sufficient earned premium in the period. The maximum coverage available will increase or decrease as premium adjustments applicable to a particular coverage period, if any, are recognized. The attachment point represents the aggregate amount of losses, and in certain cases, acquisition costs, expressed as a proportion of net premiums earned, that will be retained by the Company. Losses attributable to business written during a particular period in excess of the attachment point, subject to a maximum limit, are ceded to the reinsurer.

     Additional premiums are generally due under an agreement if additional losses are ceded to the agreement, subject to a maximum amount. Additional premiums are based on a specified proportion of ceded losses and recorded as losses are ceded.

     These agreements cover business written or incepting during a defined period of time (underwriting year), which is typically twelve months, or in other cases, business earned during a defined period of time (accident year). The following table provides a summary of the significant terms of the Whole Account Excess of Loss Agreements that were in effect as of December 31, 2004 (dollars in millions).

                                                Aggregate
                                               Limit as of
                                               December 31,     Remaining       Attachment
   Coverage Period         Attachment basis       2004            Limit           Point
----------------------     ----------------    ------------    -----------     -----------
1994 Accident Year         Loss ratio          $     100.0     $      61.1            70.7%
1996 Underwriting Year     Loss ratio                 71.5              --            93.7%
1997 Accident Year         Composite ratio            50.0              --            90.0%
1997 Underwriting Year     Composite ratio            66.3              --            89.0%
1998 Accident Year         Composite ratio            25.0              --            97.5%
1998 Underwriting Year     Composite ratio            41.3             9.5            89.5%
1999 Underwriting Year     Composite ratio            69.8              --            95.1%
2000 Underwriting Year     Composite ratio           138.2             3.3            90.6%
2001 Underwriting Year     Composite ratio           170.9           101.8            90.3%
2003 Underwriting Year     Loss ratio                241.2           241.2            68.0%
2004 Underwriting Year     Loss ratio                291.0           291.0            68.0%

      The following table provides a summary of the cumulative experience, including the income (loss) before income taxes, under each agreement since its inception. Several of these agreements were purchased by predecessor companies prior to the period in which they were included in the consolidated financial statements of the Company. As a result, amounts recorded in the Company's consolidated statement of operations include only the amounts ceded subsequent to the date in which the covered company was included in the consolidated financial statements of the Company.


                               Ceded           Ceded                               Net                          Income (loss)
                               Earned       Acquisition       Ceded Loss      Underwriting        Interest      before income
  Coverage Period             Premium          Costs           and LAE        income (loss)       expense           taxes
----------------------     ------------     ------------     ------------     -------------     -----------    --------------
1994 Accident Year         $       32.6     $        9.8     $       38.9     $       16.0      $      25.2    $        (9.2)
1996 Underwriting Year             41.4             11.4             71.5             41.5             16.7             24.8
1997 Accident Year                 25.8                              50.0             24.2             10.6             13.6
1997 Underwriting Year             42.8             11.8             66.3             35.2             13.3             21.9
1998 Accident Year                 11.6                              25.0             13.4              3.9              9.5
1998 Underwriting Year             17.8              3.1             31.8             17.1              4.9             12.2
1999 Underwriting Year             43.5              8.3             69.8             34.6             13.9             20.7
2000 Underwriting Year             89.6             33.6            134.9             78.8             30.1             48.7
2001 Underwriting Year             46.6             17.5             69.0             39.9             11.9             28.0
2003 Underwriting Year              5.5               --               --             (5.5)              --             (5.5)
2004 Underwriting Year              2.0               --               --             (2.0)              --             (2.0)

LIQUIDITY AND CAPITAL RESOURCES, PAGE 53

7. PLEASE REFER TO PRIOR COMMENT EIGHT. YOU STATE THAT THE "TIMING AND CERTAINTY" OF REINSURANCE COLLECTIONS CAN ADD UNCERTAINTY TO THE COMPANY'S LIQUIDITY POSITION. PLEASE CLARIFY THE MAGNITUDE OF THIS RISK. DESCRIBE THE PRIMARY FACTORS AFFECTING THE TIMING AND CERTAINTY OF REINSURANCE COLLECTIONS, DISTINGUISHING BETWEEN THE TOP 10 AND ALL OTHER REINSURERS, AND PROVIDE AN AGING OF YOUR REINSURANCE RECOVERABLE AT DECEMBER 31, 2004. WE NOTE THAT APPROXIMATELY 52% OF YOUR REINSURANCE RECOVERABLE IS SECURED BY COLLATERAL AND THAT YOUR RESERVE FOR UNCOLLECTIBLE REINSURANCE WAS ONLY $33 MILLION AT DECEMBER 31, 2004.

     Response: The timing and certainty of reinsurance collections is not a significant risk for our liquidity position, as the amount of reinsurance recoverables on paid losses represents less than 10% of our estimated claim payments during 2005. In addition, we held cash and cash equivalents of $1.4 billion as of December 31, 2004, which provides significant liquidity in support of claim payments. The timing of reinsurance collections is based on providing sufficient documentation to the reinsurer in accordance with the terms of the contract, while the certainty is driven by the reinsurer's financial condition to pay amounts owed. In certain cases, we hold collateral against amounts that are recoverable. In response to the above comments, the Company intends to supplement the previously proposed disclosure, updated for 2005 figures, as follows:

     Disclosure: Although the obligations of our reinsurers to make payments to us are based on specific contract provisions, these amounts only become recoverable when we make a payment of the associated loss amount, which may be several years, or in some cases decades, after the actual loss occurred. Reinsurance recoverables on unpaid balances, which represent 92.4% of our total reinsurance recoverables as of December 31, 2004, will not be due for collection until some time in the future, and over this period of time, economic conditions and the operational performance of a particular reinsurer may negatively impact its ability to meet its future obligations to us. We manage our exposure by entering into reinsurance transactions with companies that have a strong capital position and a favorable long term financial profile.

     Our total reinsurance recoverable on paid losses at December 31, 2004, net of reserves for uncollectible reinsurance, is $89.9 million, which represents 7.6% of our total reinsurance recoverables. The top ten reinsurers, as measured by total reinsurance recoverables on paid losses, represent $34.8 million, or 38.7% of the total, of which $17.5 million is collateralized and the remaining $8.9 million is with highly rated companies. The remaining $55.1 million of reinsurance recoverables on paid losses is with numerous companies, with no single company having a balance greater than $4.6 million. As of December 31, 2004, $32.0 million, or 35.6%, of our reinsurance recoverables on paid losses are over 120 days past due, net of the reserve on uncollectible reinsurance.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 69


8. PLEASE REFER TO PRIOR COMMENT NINE. YOU STATE THAT REINSURANCE ASSUMED GROSS PREMIUMS ARE RECOGNIZED EITHER "CONSISTENT WITH THE COVERAGE PERIODS" OR "OVER THE COVERAGE TERMS OF THE CONTRACTS." PLEASE EXPAND THIS DISCLOSURE TO ADDRESS ALL OF THE FACTORS DESCRIBED IN PARAGRAPHS 21-25 OF SFAS 113.

     Response: The comment is noted and the Company intends to provide amended disclosure within the Company's financial statements, that addresses paragraphs 21-25 of SFAS 113, as follows:

     Disclosure: The cost of reinsurance purchased by the Company (reinsurance premiums ceded) is reported as prepaid reinsurance premiums and is amortized over the contract period in proportion to the amount of insurance protection provided. The ultimate amount of premiums, including adjustments, is recognized as premiums ceded and amortized over the contract period to which they apply. Reserves are established for the unexpired portion of premiums ceded and recorded as an asset in prepaid reinsurance premiums. Premiums earned are reported net of reinsurance ceded premiums earned in the consolidated statements of operations. Amounts paid by the Company for retroactive reinsurance that meets the conditions for reinsurance accounting are reported as reinsurance receivables to the extent those amounts do not exceed the associated recorded liabilities. If the recorded liabilities exceed the amounts paid, reinsurance receivables are increased to reflect the difference, and the resulting gain is deferred and amortized over the estimated settlement period. If the amounts paid for retroactive reinsurance exceed the recorded liabilities, the Company will increase the related liabilities or reduce the reinsurance receivable, or both, at the time the reinsurance contract is effective, and the excess is charged to net income. Changes in the estimated amount of liabilities relating to the underlying reinsured contracts are recognized in net income in the period of the change. Prospective and retroactive provisions within a single contract are accounted for separately unless impracticable, in which case, the contract will be accounted for as a retroactive contract.

9. PLEASE REFER TO PRIOR COMMENT NINE. YOU INDICATE THAT CONTRACTS NOT MEETING THE RISK TRANSFER PROVISIONS OF SFAS 113 ARE ACCOUNTED FOR USING THE DEPOSIT METHOD AS REQUIRED BY SOP 98-7. PLEASE PROVIDE THE DISCLOSURE DESCRIBED IN PARAGRAPHS 18 AND 19 OF SOP 98-7 AND THE FOLLOWING INFORMATION FOR THESE CONTRACTS IN DISCLOSURE-TYPE FORMAT.

          o THE AMOUNT AND CLASSIFICATION OF CONSIDERATION RECEIVED FOR EACH PERIOD PRESENTED. WE NOTE THAT UNDER SOP 98-7 CONTRACTS ARE CLASSIFIED INTO ONE OF FOUR CATEGORIES FOR ACCOUNTING PURPOSES.

          o AN EXPANDED DESCRIPTION OF YOUR REVENUE RECOGNITION AND RELATED EXPENSE RECOGNITION METHODS. DESCRIBE THE CONTRACT TERMS UPON WHICH THESE METHODS ARE BASED.

          o    IMPACT ON OPERATING RESULTS FOR EACH PERIOD PRESENTED.

     Response: We did not have deposit contracts remaining as of December 31, 2004. The Company intends to expand the previous disclosure, however, to provide additional information on the Company's accounting policy relating to deposit contracts. Where amounts are material in future periods, the Company will include a description of the contract terms. We advise the Staff that the disclosures described in paragraph 19 of Statement Of Position 98-7 are not applicable, as the Company does not have contracts that transfer only significant underwriting risk for the periods presented.

     Disclosure: The Company may enter into reinsurance contracts that contain certain loss limiting provisions and, as a result, do not meet the risk transfer provisions of Statement of Financial Accounting Standards No. 113 "Accounting for Reinsurance of Short-Duration and Long-Duration Contracts." These contracts are accounted for using the deposit accounting method in accordance with Statement of Position 98-7 "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk" ("SOP 98-7"). Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as written premium and incurred losses. Instead, the profits or losses from these contracts are recognized net, as investment income or other underwriting income over the contract or contractual settlement periods. In accordance with SOP 98-7, these contracts are deemed as either transferring only significant timing risk or transferring only significant underwriting risk. Income or loss associated with contracts determined to transfer only significant timing risk is recognized as a component of net investment income over the contractual settlement period. Income or loss associated with contracts determined to transfer only significant underwriting risk is recognized as other underwriting income or expense over the contract period.

     For such contracts, the Company initially records the amount of consideration received as a deposit liability. Revenue earned by the Company is recognized over the term of the contract, with any unearned portion recorded as a component of deposit liabilities until such time it is earned. The ultimate liability under these contracts is estimated, and the liability is initially established, which represents consideration received, is increased or decreased over the term of the contracts. The change during the period is recorded in other income (expense) in the Company's consolidated statements of operations, where decreases in the ultimate liability are shown as other income, and increases in the ultimate liability are shown as other expense. Consideration received is included in invested assets and the related investment income on the assets is included in investment income. In cases where cedants retain the consideration on a funds held basis, the Company records those assets in other assets, and records the related investment income on the assets in the Company's consolidated statements of operations as investment income. As of December 31, 2004, the Company had no remaining liabilities or funds held assets associated with contracts subject to deposit accounting. As of December 31, 2004, the Company had no remaining liabilities or funds held assets associated with contracts subject to deposit accounting.

NOTE 5. RETROCESSIONS, PAGE 80

10. PLEASE REFER TO PRIOR COMMENT 13. WE NOTE YOUR STATEMENT THAT THESE AGREEMENTS MET THE RISK TRANSFER REQUIREMENTS OF SFAS 113 AT INCEPTION AND THAT THE ABILITY OF THE COMPANY TO CEDE LOSSES ATTRIBUTABLE TO PRIOR PERIODS WILL DEPEND ON THE NATURE OF THE RISK, THE TIME PERIOD AND RELATED RECOVERY LIMITS. HOWEVER, WE BELIEVE THAT YOUR DESCRIPTION OF THE KEY TERMS OF THESE ARRANGEMENTS COULD BE IMPROVED. PLEASE EXPAND YOUR PROPOSED NEW DISCLOSURE TO PROVIDE THE FOLLOWING INFORMATION.

          o DESCRIBE THE NATURE OF RISKS INCLUDED UNDER THIS COVERAGE, SUCH AS GEOGRAPHIC SCOPE OF COVER FOR EACH PERIOD PRESENTED.

          o DESCRIBE AND QUANTIFY THE LEVEL OF EXCESS OF LOSS REINSURANCE PROTECTION PURCHASED, THE RELATED COST AND LEVEL OF RETENTION FOR EACH PERIOD PRESENTED.

          o DESCRIBE AND QUANTIFY THE REMAINING COVERAGE LIMITS UNDER EACH TREATY AT DECEMBER 31, 2004.

          o DESCRIBE THE CIRCUMSTANCES THAT WOULD GIVE RISE TO ADDITIONAL PREMIUM OBLIGATIONS AND ANY OTHER CONTINGENT OBLIGATIONS UNDER THESE AGREEMENTS.

     Response: As set forth above, the Company has expanded its proposed disclosure regarding its Whole Account Excess of Loss Agreements to include the information requested. The Company's response to the Staff's comments has been included in the additional disclosures in response to comment six above, and it is the Company's intention that these proposed additional disclosures will be set forth in Management's Discussion and Analysis. Certain information included in the additional disclosure pertains to the accounting periods of predecessor companies prior to the time in which they were included in the consolidated financial statements of the Company. As such, the Company believes that placement of the additional disclosure is most appropriate in Management's Discussion and Analysis. Please see the response to comment six, above.

NOTE 12. COMMITMENTS AND CONTINGENCIES, PAGE 96

11. PLEASE REFER TO PRIOR COMMENT 15. YOU STATE THAT THESE RESIDUAL VALUE POLICIES ARE EXCLUDED FROM THE SCOPE OF SFAS 133 UNDER PARAGRAPH 10(e)(2). WE NOTE THAT PARAGRAPH 58(c) OF SFAS 133 CLARIFIES THE 10(e)(2) EXCEPTION BY STATING THAT THE NON-FINANCIAL ASSET MUST BE "UNIQUE" AND ITS OWNER MUST NOT BENEFIT FROM ANY INCREASE IN PRICE. WE UNDERSTAND THAT SETTLEMENTS UNDER RESIDUAL VALUE POLICIES ARE TYPICALLY BASED ON GUIDEBOOK PRICES. WE BELIEVE THAT THIS SETTLEMENT MECHANISM CONSTITUTES A PRICE INDEX, WHICH IS INCONSISTENT WITH THE "UNIQUE" CRITERIA. ACCORDINGLY, IT DOES NOT APPEAR THAT THESE RESIDUAL VALUE POLICIES WOULD QUALIFY FOR THE SFAS 133 INSURANCE CONTRACT EXEMPTION AND THUS WOULD NEED TO BE ACCOUNTED FOR AS FAIR MARKET VALUE DERIVATIVES. PLEASE TELL US HOW YOUR QUOTA SHARE REINSURANCE CONTRACT WITH GULF INSURANCE COMPANY QUALIFIES FOR ACCOUNTING UNDER SFAS 60 AND SFAS 113, AS IT APPEARS YOU HAVE ASSUMED FAIR MARKET VALUE VOLATILITY AS OPPOSED TO PROVIDING PROTECTION AGAINST (a) DAMAGE TO, OR LOSS OF PROPERTY CAUSED BY VARIOUS PERILS, SUCH AS FIRE AND THEFT, OR (b) LEGAL LIABILITY RESULTING FROM INJURIES TO OTHER PERSONS OR DAMAGE TO THEIR PROPERTY.



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     Response: The residual value insurance policies written by Gulf that are the subject of the quota share reinsurance treaty with Odyssey America indemnify the insured (the lessor of the vehicles) for losses arising in the event that the actual proceeds from the sale of the covered vehicles (the insurable interest) at the end of the lease period are less than their residual value as estimated at the beginning of the lease period. The settlement mechanism under the Gulf policies is based on the difference between (i) the actual sale proceeds (as shown by the actual bill of sale) from each of the specific vehicles covered by the policy at the end of the lease period and (ii) a pre-agreed insured amount established at the inception of the lease, which is the value of the specific vehicle calculated by the use of the approved residual value publication on the date of origination of the lease. The value of the vehicles at the end of the lease period can vary based on specific factors, including the physical condition of the vehicle and regional economic factors that can influence the value of the vehicle. These specific factors are independent of the values as determined by an index. Therefore, because the ultimate claim settlements under the Gulf policies at the end of the lease period are tied to the actual sale proceeds of the specific (i.e., unique) vehicles covered by the policies and is not based on the values as determined by an index, we believe that the Gulf policies qualify for the exemption in Statement of Financial Accounting Standards No. 133, paragraph 10(e)(2).

     The Company's quota share reinsurance treaty with Gulf qualifies for accounting under SFAS 60 because it provides Gulf economic protection from an identified risk (the loss of value on a specific asset) occurring within a specified period. This treaty meets the specific risk transfer requirements of SFAS No. 113 and accordingly, is recorded as reinsurance.

                                     * * * *

     OdysseyRe appreciates your consideration in reviewing this response letter. Please direct all questions or comments regarding this letter to either Robert Giammarco, Executive Vice President and Chief Financial Officer, at (212) 978-2803 (direct), (203) 965-7990 (fax) or rgiammarco@odysseyre.com (e-mail), or Donald L. Smith, Senior Vice President and General Counsel, at (203) 977-8024 (direct), (203) 965-7960 (fax) or dsmith@odysseyre.com.

                                                Very truly yours,

                                                /s/ Robert Giammarco


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